THE STATE OF UTAH
STATE TAX COMMISSION

101 State Office Bldg.
SALT LAKE CITY

June 10, 1970

IN REPLY REFER TO:

DIVISION:
Auditing

ATTENTION:
James M. Haran

Mr. Richard M. Lade
Box 6
Skyforest, Calif. 92385

Re: Crown Oil Company

Dear Mr. Lade:

Thank you for your letter of June 6, 1970 in which you advise that the subject Corporation was merged into Bagdad-Chase Inc. on August 14, 1968.

We have to advise that in order to have the merger made a matter of official record in the State of Utah, a copy of the merger as approved by the Secretary of State of the home State of the Corporation should be filed with the Utah Secretary of State. Until such time as this is done, we are required to carry Crown Oil Company on our franchise tax rolls.

We would appreciate your letting us know of the action taken so as to permit us to determine the tax status of the corporation.

Respectfully yours,
STATE TAX COMMISSION
James M. Haran

Corporation Collections
Auditing Division